SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-1 COMMON STOCK, $0.01 PAR VALUE
(Title and Class of Securities)

392485108
(CUSIP number)

Brigade Capital Management, LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485108	13D/A	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE LEVERAGED CAPITAL STRUCTURES FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 107,331*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 107,331*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,331*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As is separately reported on Amendment No. 1 to a Schedule 13D filed by the Reporting Person on March 2, 2012, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer's Series A-1 Preferred Stock, which are convertible into shares of the Issuer's Series A-1 Common Stock, par value $0.01 per share (the "Common Stock") at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the Michigan Gaming Control Board (the "MGCB"), as described in Item 3 below).  Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of warrants exercisable for shares of Series A-1 Preferred Stock (the "Warrants") exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants. Terms are defined in the Items below.

CUSIP No. 392485108	13D/A	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 107,331*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 107,331*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,331*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As is separately reported on Amendment No.1 to a Schedule 13D filed by the Reporting Person on March 2, 2012, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer's Series A-1 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of Warrants exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants. Terms are defined in the Items below.

CUSIP No. 392485108	13D/A	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD E. MORGAN, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 107,331*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 107,331*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,331*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* As is separately reported on Amendment No.1 to a Schedule 13D filed by the Reporting Person on March 2, 2012, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer's Series A-1 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of Warrants exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants.  Terms are defined in the Items below.

CUSIP No. 392485108	13D/A	Page 5 of 11 Pages

Item 1.                                Security and Issuer.

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2010 (the "Original 13D"), as amended by Amendment No. 1, dated February 17, 2012 (the Original 13D, together with the amendment, the "Schedule 13D") with respect to the shares of Series A-1 Common Stock, par value $0.01 per share (the "Common Stock"), of Greektown Superholdings, Inc. a corporation organized under the laws of the state of Delaware (the "Issuer"). This Amendment No. 2 is being filed to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.                                Purpose of Transaction.

In the last amendment to the Schedule 13D filed on February 17, 2012, the Reporting Persons expressed their intent to nominate a slate of directors for election at the Issuer's 2012 annual meeting of shareholders (the "2012 Meeting"). As of March 2, 2012, the Reporting Persons have identified two independent candidates to stand for election as directors on the Issuer's Board of Directors (the "Board"). On this date, the Reporting Persons sent a letter to the Board (the "Letter") formally nominating James A. Barrett, Jr. and Neal P. Goldman for election as directors of the Issuer at the 2012 Meeting. A copy of the Letter sent is attached as Exhibit 1 and is incorporated by reference herein.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter dated March 2, 2012 from the Reporting Persons to the Corporate Secretary and Assistant Secretary of the board of directors of the Issuer.

CUSIP No. 392485108	13D/A	Page 6 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

March 2, 2012
Date

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485108	13D/A	Page 7 of 11 Pages

Exhibit 1

Letter to the Company

 Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay, Grand Cayman KY1-9007
Cayman Islands

March 2, 2012

Via Hand Delivery and E-Mail

Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI 48226
Attention: Corporate Secretary

Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI 48226
Attention: William M. Williams, Assistant Secretary

Re: Notice of Nomination of Persons for Election as Directors

Gentlemen:

Brigade Leveraged Capital Structures Fund Ltd. (the "Nominating Stockholder") hereby gives notice to Greektown Superholdings, Inc. (the "Company") that it is formally nominating James A. Barrett, Jr. and Neal P. Goldman (each a "Nominee" and together the "Nominees") for election to the Board of Directors of the Company (the "Board"). The numbered paragraphs below correspond to subsections of Article II, Section 11(a)(ii) of the Company's By-Laws (the "Bylaws").

(ii)(A)
Please see Exhibit A hereto for the name, age, business address and residence address of each of the Nominees together with an overview of the results of a due diligence check from a gaming regulatory perspective.

Please see Exhibit B hereto for each Nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

(ii)(B)	The following is any other business that the Nominating Stockholder proposes to bring before the annual meeting of the stockholders of the Company (the "Annual Meeting"):

None.

CUSIP No. 392485108	13D/A	Page 8 of 11 Pages

(ii)(C)(1)	Name and address of the Nominating Stockholder, as they appear on the Company's books:

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay, Grand Cayman KY 1-9007
Cayman Islands

Names and addresses of additional persons who could be deemed a beneficial owner of the Company's common stock that is owned by the Nominating Stockholder:

Brigade Capital Management, LLC
399 Park Avenue
Suite 1600
New York, NY 10022

Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022

As used in this Notice of Nomination, the term "Proposing Persons" shall include the Nominating Stockholder, Brigade Capital Management, LLC and Donald E. Morgan, III.

(ii)(C)(2)
The following is, as to each Proposing Person, the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner:

Brigade Leveraged Capital Structures Fund Ltd. holds of record 94,999 shares of Series A-1 Preferred Stock, 121,676 shares of A-2 Preferred Stock and Warrants to acquire 273,930 shares of Series A-2 Preferred Stock.

Brigade Capital Management, LLC beneficially owns 94,999 shares of Series A-1 Preferred Stock, 121,676 shares of A-2 Preferred Stock and Warrants to acquire 273,930 shares of Series A-2 Preferred Stock.

Donald E. Morgan, III beneficially owns 94,999 shares of Series A-1 Preferred Stock, 121,676 shares of A-2 Preferred Stock and Warrants to acquire 273,930 shares of Series A-2 Preferred Stock.

(ii)(C)(3)
The Nominating Stockholder represents that, in compliance with Article II, Section 11(a)(ii)(C)(3) of the Bylaws, the Nominating Stockholder, is a holder of record of capital stock of the Corporation entitled to vote at such meeting and will appear in person or by proxy at the Annual Meeting to present the Nominating Stockholder's nomination of the Nominees.

(ii)(C)(4)
The Proposing Persons represent that, in compliance with Article II, Section 11(a)(ii)(C)(4) of the Bylaws, the Proposing Persons intend to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the Nominees and/or (y) otherwise solicit proxies from stockholders in support of such nominations.

Our delivery of this Notice of Nomination or any additional information in connection herewith will not constitute a waiver of our right to contest the validity of any notice requirement or any other matter.

We believe this Notice of Nomination is in proper form and satisfies the requirements of the Bylaws. If you find that any information in this Notice of Nomination is incorrect or that any required information has been omitted, we expect that you will, not later than March 2, 2012, provide us with a detailed written explanation as to any such alleged deficiency, so that we may correct or supplement this Notice of Nomination, as applicable. We reserve the right to give further notice of additional business to be conducted or nominations to be made at the Annual Meeting or to otherwise revise this Notice of Nomination, as applicable.

CUSIP No. 392485108	13D/A	Page 9 of 11 Pages

Please do not hesitate to contact us with any questions regarding these matters.

                Very truly yours,

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

CUSIP No. 392485108	13D/A	Page 10 of 11 Pages

Exhibit A

The following are the name, age, business address and residence address of each of the Nominees together with an overview of the results of a due diligence check:

James A. Barrett, Jr. is 60 years old. Mr. Barrett's business address is 6700 Via Austi Parkway, Las Vegas, NV 89145. Mr. Barrett's residential address is 9103 Alta - Tower Two, Apartment 603, Las Vegas, Nevada, 89119. James A. Barrett, Jr. does not have any preexisting business relationship with the Proposing Persons and therefore is being nominated as an independent person from the Proposing Persons. The background investigation of James A. Barrett, Jr. did not reveal any items that would affect his ability to meet the eligibility and suitability qualification standards of the Michigan Gaming Control and Revenue Act.  Importantly, Mr. Barrett has been a licensed Certified Public Accountant ("CPA") since 1975, and has held CPA licenses in the states of Nevada and Maine.  Mr. Barrett has also been found qualified as a key person in the following casino jurisdictions:  (Nevada and Louisiana).

Neal P. Goldman is 42 years old. Mr. Goldman's business address is 399 Park Avenue, Suite 1600, New York, NY 10022. Mr. Goldman's residential address is 22 Jackson Road, Bedford, NY 10506.  The background investigation of Neal P. Goldman did not reveal any items that would affect his ability to meet the eligibility and suitability qualification standards of the Michigan Gaming Control and Revenue Act.  Importantly, Mr. Goldman has been involved in the heavily regulated financial services industry since 1995.  Additionally, and in the course of his ongoing employment, multiple background investigations have been completed regarding Mr. Goldman with no negative items having been discovered.

The Proposing Persons believe that each of the Nominees is "independent" within the meaning of the Securities and Exchange Commission rules regarding board of directors independence.  Each of the Nominees has consented to serve as a director of the Company, if elected, and to be named in a proxy statement as a nominee for election to the Board.

CUSIP No. 392485108	13D/A	Page 11 of 11 Pages

Exhibit B

Consents of Nominees

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Greektown Superholdings, Inc. (the "Company") in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2012 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 29, 2012

/s/ James A. Barrett, Jr.
James A. Barrett, Jr.

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Greektown Superholdings, Inc. (the "Company") in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2012 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 29, 2012

/s/ Neal P. Goldman
Neal P. Goldman

SK 25586 0002 1270901